Ex-(a)(1)(iii)

OFFER BY

NUVEEN PREFERRED AND INCOME TERM FUND

TO PURCHASE FOR CASH

UP TO 19,265,404 OF ITS ISSUED AND OUTSTANDING

COMMON SHARES OF BENEFICIAL INTEREST

AT 100% OF NET ASSET VALUE PER SHARE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

5:00 P.M., NEW YORK CITY TIME, ON AUGUST 14, 2024

(“EXPIRATION DATE”), UNLESS EXTENDED

THIS OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER

OF SHARES BEING TENDERED, BUT IS SUBJECT TO OTHER

CONDITIONS AS OUTLINED IN THE FUND’S OFFER TO

PURCHASE AND IN THE LETTER OF TRANSMITTAL.

July 17, 2024

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We are enclosing herewith the material listed below relating to the offer of Nuveen Preferred and Income Term Fund, a Massachusetts business trust registered under the Investment Company Act of 1940, as amended, as a diversified, closed-end management investment company (the “Fund”), to purchase up to 19,265,404 of its issued and outstanding common shares of beneficial interest, par value $0.01 (the “Shares”), upon the terms and subject to the conditions set forth in its Offer to Purchase dated July 17, 2024 and in the related Letter of Transmittal (which together constitute the “Offer”). The price to be paid for the Shares is an amount per Share equal to 100% of the net asset value per Share as determined by the Fund as of the close of ordinary trading on the New York Stock Exchange on August 14, 2024, or if the Offer period is extended, as of the close of ordinary trading on the NYSE on the newly designated expiration date.

We are asking you to contact your clients for whom you hold Shares registered in your name (or in the name of your nominee) or who hold Shares registered in their own names. Please bring the Offer to their attention as promptly as possible. No fees or commission will be payable to brokers, dealers or other persons for soliciting tenders for Shares pursuant to the Offer. The Fund will, however, upon request, reimburse you for reasonable and customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. The Fund will pay all transfer taxes on its purchase of Shares, subject to Section 4, “Payment for Shares” of the Offer to Purchase. However, backup withholding at a 24% rate or, in the case of non-U.S. shareholders, 30% withholding under the Foreign Account Tax Compliance Act or 30% (or lower treaty rate) withholding at the source may be required unless either an exemption is proved or the required taxpayer identification information and certifications are provided. See Section 2, “Procedures for Tendering Shares,” of the Offer to Purchase.

For your information and for forwarding to your clients, we are enclosing the following documents:

1.	The Offer to Purchase, including a letter to shareholders from the Chairman of the Board of Trustees of the Fund, dated July 17, 2024;

2.	The Letter of Transmittal for your use and to be provided to your clients;

3.	Notice of Guaranteed Delivery; and

4.	Form of letter to clients, which may be sent to your clients for whose accounts you hold Shares registered in your name (or in the name of your nominee).

The Offer is not being made to, nor will the Fund accept tenders from, holders of Shares in any State or other jurisdiction in which the Offer would not be in compliance with the securities or Blue Sky laws of such jurisdiction.

As described in the Fund’s Offer to Purchase under Section 2, “Procedures for Tendering Shares,” tenders may be made without the concurrent deposit of Shares if (1) such tenders are made by or through an Eligible Guarantor (as defined in the Offer to Purchase); (2) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by the Fund is delivered to the Depositary prior to 5:00 p.m. New York City time on the Expiration Date; and (3) certificates for tendered Shares, or a Book-Entry Confirmation, as defined in the Offer to Purchase, together with a properly completed and duly executed Letter of Transmittal (or, in the case of book-entry transfer, an Agent’s Message, as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal, are received by the Depositary within one NYSE trading day after execution of a Notice of Guaranteed Delivery.

As described in the Offer to Purchase, the completion of the Offer is subject to certain conditions, including among others that the aggregate net assets of the Fund as of the expiration date of the Offer must equal or exceed $70 million, or if the Offer is extended, as of the close of ordinary trading on the NYSE on the newly designated expiration date, taking into account the amounts that would be paid to shareholders who have properly tendered their Shares. There will be no proration in the event that the number of Shares properly tendered and not properly withdrawn in the Offer exceeds 19,265,404 Shares, which would result in the Fund having net assets of less than $70 million as of the expiration date of the Offer after taking into account amounts that would be paid to shareholders who properly tendered their Shares. If more than 19,265,404 Shares are properly tendered and not properly withdrawn, the Fund reserves the right to extend the Offer, or to amend the Offer to increase the maximum number of Shares it may purchase, provided that it would continue to comply with the foregoing conditions.

NEITHER THE FUND NOR ITS BOARD OF TRUSTEES MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES.

Additional copies of the enclosed material may be obtained from the Information Agent at the appropriate address and telephone number set forth in the Fund’s Offer to Purchase. Any questions you have with respect to the Offer should be directed to the Information Agent at its address and telephone numbers set forth in the Offer to Purchase.

Very truly yours,

NUVEEN PREFERRED AND INCOME TERM FUND

Mark L. Winget

Vice President and Secretary

Nothing contained herein or in the enclosed documents shall constitute you or any other person the agent of Nuveen Preferred and Income Term Fund or the Depositary/Information Agent or authorize you or any other person to make any statements or use any material on their behalf with respect to the Offer, other than the material enclosed herewith and the statements specifically set forth in such material.